Global Equity International, Inc.

X3 Jumeirah Bay, Office 3305

Jumeirah Lake Towers, Dubai, UAE

April 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Shannon Sobotka
Staff Accountant

Re:	Global Equity International, Inc.
Item 4.02 Form 8-K
Filed on April 10, 2015
File No. 000-54557

Dear Madam,

This letter is our response to your letter to this registrant of April 13, 2015, regarding the above-referenced matter (“Comment Letter”). The purpose of this letter is to resolve Staff comments in the Comment Letter.

Our responses to the Comment Letter are as follows:

Item 4.02 Form 8-K filed April 10, 2015

1. Please amend your filing to address the following:

a.	Describe the error(s) that caused your accountants to advise you to place non- reliance on your previously issued financial statements, and quantify the impact of such error(s);

Answer:

	Balance Sheet - March 31, 2014
	As Previously Stated	Restatement Adjustments	As Restated
Assets

Current Assets
Prepaids	$8,167	$5,802	$13,969
Other current assets	466,027	(13,826)	452,201
Total current assets	$482,742	$(8,024)	$474,718

Current Liabilities
Deferred revenue	$169,750	$46,250	$216,000
Accounts payable and accrued liabilities	50,064	(700)	49,364
Loans payable - related parties	57,194	700	57,894
Accrued interest	238,651	36,078	274,729
Total current liabilities	$1,793,661	$82,328	$1,875,989

Accumulated deficit	$(5,435,292)	$(90,352)	$(5,525,644)
Total stockholders’ deficit	$(2,643,048)	$(90,352)	$(2,733,400)

	Profit and Loss - Three Months - March 31, 2014
	As Previously Stated	Restatement Adjustments	As Restated

Revenue	$152,250	$(46,250)	$106,000

General and administrative expenses	$45,241	$8,024	$53,265
Total Operating Expenses	$247,414	$8,024	$255,438

Net (loss) from operations	$(95,164)	$(54,274)	$(149,438)

Other income (expense):
Interest Expense	$(122,118)	$(36,078)	$(158,196)
Total (income) expense	$(127,607)	$(36,078)	$(163,685)

Net loss	$(222,771)	$(90,352)	$(313,123)

Comprehensive Loss:
Net loss	$(222,771)	$(90,352)	$(313,123)
Comprehensive Loss	$(222,771)	$(90,352)	$(313,123)

	Statements of Cash Flows - For the Three Months ended March 31, 2014.
	As Previously Stated	Restatement Adjustements	As Restated
Cash flows from operating activities
Net profit (loss)	$(222,771)	$(90,352)	$(313,123)

Changes in operating assets and liabilities:
Prepaids, cash	25,632	(5,802)	19,830
Accrued interest	122,119	36,078	158,197
Accounts payable and accrued liabilities	11,076	(700)	10,376
Accounts payable - related parties	100,232	700	100,932
Deferred revenue	(77,250)	46,250	(31,000)
Other current assets	(13,826)	13,826	-

	Balance Sheet - June 30, 2014
	As Previously Stated	Restatement Adjustments	As Restated
Assets

Current Assets
Prepaids	$28,653	$(10,699)	$17,954
Total current assets	$493,432	$(10,699)	$482,733

Total assets	$505,272	$(10,699)	$494,573

Current Liabilities
Deferred revenue	$31,000	$185,000	$216,000
Accrued interest	308,198	94,203	402,401
Notes payable - net of unamortized discount	1,178,742	(178,984)	999,758
Derivative Liability on notes payable	-	534,023	534,023
Total current liabilities	$1,979,123	$634,242	$2,613,365

Subscription Receivable	$-	$(100,000)	$(100,000)
Accumulated deficit	(5,719,949)	(544,941)	(6,264,890)
Other Comprehensive gain (loss)	-	-	-
Total stockholders’ deficit	$(2,818,326)	$(644,941)	$(3,463,267)

Total liabilities, redeemable preferred stock & stockholders’ deficit	$505,272	$(10,699)	$494,573

	Profit and Loss - Six Months - June 30, 2014
	As Previously Stated	Restatement Adjustments	As Restated

Revenue	$346,000	$(185,000)	$161,000

General and administrative expenses	$96,200	$10,699	$106,899
Total Operating Expenses	$585,328	$10,699	$596,027

Net (loss) from operations	$(239,328)	$(195,699)	$(435,027)

Other income (expense):
Interest Expense	$(258,651)	$(83,692)	$(342,343)
Amortization of debt discount	(25,858)	(39,527)	(65,385)
Gain (loss) on Derivative Liability	-	(226,023)	(226,023)
Total income (expense)	$(268,102)	$(349,242)	$(617,344)

Net loss	$(507,430)	$(544,941)	$(1,052,371)

Comprehensive Loss:
Net loss	$(507,430)	$(544,941)	$(1,052,371)
Comprehensive Loss	$(507,430)	$(544,941)	$(1,052,371)

	Profit and Loss - Three Months - June 30, 2014
	As Previously Stated	Restatement Adjustments	As Restated

Revenue	$193,750	$(138,750)	$55,000

General and administrative expenses	$50,958	$2,675	$53,633
Total Operating Expenses	$337,912	$2,675	$340,587

Net (loss) from operations	$(144,162)	$(141,425)	$(285,587)

Other income (expense)
Interest Expense	$(136,533)	$(47,614)	$(184,147)
Amortization of debt discount	(20,369)	(39,527)	(59,896)
Gain (loss) on Derivative Liability	-	(226,023)	(226,023)
Total income (expense)	$(140,495)	$(313,164)	$(453,659)

Net loss	$(284,657)	$(454,589)	$(739,246)

Comprehensive Loss:
Net loss	$(284,657)	$(454,589)	$(739,246)
Comprehensive Loss	$(284,657)	$(454,589)	$(739,246)

	Statements of Cash Flows - For the Six Months ended June 30, 2014
	As Previously Stated	Restatement Adjustments	As Restated
Cash flows from operating activities
Net profit (loss)	$(507,430)	$(544,941)	$(1,052,371)

Adjustments to reconcile net loss to net cash used in operating activities
Gain (loss) on derivate liability - Notes payable	-	226,023	226,023
Amortization of debt discount	25,858	39,527	65,385

Changes in operating assets and liabilities:
Prepaids, cash	5,146	9,799	14,945
Accrued interest	191,667	84,891	276,558
Accounts payable and accrued liabilities	24,466	(298)	24,168
Deferred revenue	(216,000)	185,000	(31,000)

	Balance Sheet - 09/30/2014
	As Previously Stated	Restatement Adjustments	As Restated
Assets
Current Assets
Prepaids	$62,429	$(42,033)	$20,396
Other current assets	452,201	-	452,201
Loans receivable	6,000	-	6,000
Total current assets	$540,302	$(42,033)	$498,269

Fixed assets, net	$22,404	$8,496	$30,900

Total assets	$567,706	$(33,537)	$534,169

Current Liabilities
Deferred revenue	$250,000	$210,000	$460,000
Accounts payable - related parties	331,985	(22,750)	309,235
Accrued interest	378,979	147,945	526,924
Notes payable - net of unamortized discount	1,128,951	(119,756)	1,009,195
Derivative Liability on notes payable	-	473,020	473,020
Total current liabilities	$2,220,133	688,459	$2,908,592

Additional paid in capital	$2,963,638	$16,667	$2,980,305
Subscription Receivable	-	(100,000)	(100,000)
Accumulated deficit	(6,076,550)	(638,574)	(6,715,124)
Other Comprehensive gain (loss)	-	(89)	(89)
Total stockholders’ deficit	$(2,996,902)	$(721,996)	$(3,718,898)

Total liabilities, redeemable preferred stock & stockholders’ deficit	$567,706	$(33,537)	$534,169

	Profit and Loss - Nine Months - September 30, 2014
	As Previously Stated	Restatement Adjustments	As Restated

Revenue	$555,000	$(210,000)	$345,000

General and administrative expenses	$226,463	$10,699	$237,162
Total Operating Expenses	$1,079,115	$10,699	$1,089,814

Net (loss) from operations	$(524,115)	$(220,699)	$(744,814)

Other income (expense):
Interest Expense	$(329,432)	$(137,434)	$(466,866)
Amortization of debt discount	(26,567)	(115,422)	(141,989)
Gain (loss) on Derivative Liability	-	(165,020)	(165,020)
Total income (expense)	$(339,915)	$(417,876)	$(757,791)

Net loss	$(864,030)	$(638,575)	$(1,502,605)

Weighted average number of common shares outstanding - basic and diluted	31,866,476	(339,633)	31,526,843

Net loss per common share - basic and diluted	$(0.01)	$(0.04)	$(0.05)

Comprehensive Loss:
Net loss	$(864,030)	$(638,575)	$(1,502,605)
Comprehensive Loss	$(864,030)	$(638,575)	$(1,502,605)

	Profit and Loss - Three Months - September 30, 2014
	As Previously Stated	Restatement Adjustments	As Restated

Revenue	$209,000	$(25,000)	$184,000

Net (loss) from operations	$(284,788)	$(25,000)	$(309,788)

Other income (expense)
Interest Expense	$(70,782)	$(53,742)	$(124,524)
Amortization of debt discount	(709)	(75,895)	(76,604)
Gain (loss) on Derivative Liability	-	61,003	61,003
Total income (expense)	$(71,814)	$(68,634)	$(140,448)

Net loss	$(356,602)	$(93,634)	$(450,236)

Comprehensive Loss:
Net loss	$(356,602)	$(93,634)	$(450,236)
Comprehensive Loss	$(356,602)	$(93,634)	$(450,236)

	Statements of Cash Flows - For the Nine Months ended September 30, 2014.
	As Previously Stated	Restatement Adjustments	As Restated
Cash flows from operating activities
Net profit (loss)	$(864,030)	$(638,575)	$(1,502,605)

Adjustments to reconcile net loss to net cash used in operating activities
Gain (loss) on derivate liability - Notes payable	-	165,020	165,020
Amortization of debt discount	26,567	115,422	141,989

Changes in operating assets and liabilities:
Prepaids, cash	(28,630)	41,132	12,502
Accrued interest	262,448	138,633	401,081
Accounts payable and accrued liabilities	49,895	(297)	49,598
Accounts payable - related parties	139,932	(22,750)	117,182
Deferred revenue	3,000	210,000	213,000

Net cash used in operating activities:	(173,688)	8,585	(165,103)

Cash Flows used in investing activities:
Office furniture and equiment, net	(16,216)	(8,496)	(24,712)

Net cash used in investing activities	(16,216)	(8,496)	(24,712)

Cash flows from financing activities:

Net increase in cash	(31,704)	89	(31,615)

Effect of Exchange Rates on Cash	-	(89)	(89)

Supplemental disclosure of non-cash investing and financing activities:

Debt discount recorded on notes payable	$93,446	$114,554	$208,000

b.	State whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

Answer:

On April 8, 2015, our independent accountant brought to our attention that there were a series of material adjustments to be made to our financial statements. These adjustments affected mainly the derivative liability, interest expense, prepaid, fixed assets and revenue. After an analysis of our financial records was done, it was determined that significant adjustments were required to be made at each of the quarter ended March 31, June 30 and September 30, 2014.

The CFO of the Company discussed this matter with the Company´s CEO and it was agreed that we had to file an 8k stating that our investors and shareholders could not rely on our interim 2014 financial statements.

2.	Please file a copy of the independent accountant letter in an amended Form 8-K no later than two business days after you receive such letter.

Answer:

Our independent accountant’s letter has been filed along with this response letter.

3.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file such amended financial statements.

Answer:

As we have now filed our 2014 10k and audit report we believe that there now is not a non-reliance issue hence we intend to file the amendment to the March 31, 2014, June 30, 2014 and September 30, 2014 quarterly financials when we file the March 31, 2015, June 30, 2015 and September 30, 2015 quarterly financials.

4.	Please tell us how you determined the currently unidentified errors in your previously filed interim reports on Forms 10-Q did not affect, and are in no way reflected in your operating or financial results for the year ended December 31, 2013. Provide to us information supporting the basis for your conclusion.

Answer:

We analyzed the effect of derivative liability on the two 2013 convertible notes and we determined that the effect of financials for December 31, 2013 were both quantitatively and qualitatively immaterial, hence management deems that the financials for December 31, 2013 are not required to be restated.

In responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

●	Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise

Attorney at Law

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

Telephone: (210) 558-2858

Facsimile: (210) 579-1775

Email: wiselaw@verizon.net

Sincerely,

/s/ Enzo Taddei
Enzo Taddei
Chief Financial Officer